SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002 Commission File Number 1-5480

A.	Full title of the plan and address of the plan:

EMPLOYEES' RETIREMENT SAVINGS PLAN FOR THE
PRECISION STAMPING DIVISION OF
ELCO TEXTRON INC.
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903
REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Auditors
Statements of Assets Available for Benefits as of December 31, 2002 and 2001
Statements of Changes in Assets Available for Benefits for each of the years ended December 31, 2002 and 2001
Notes to financial statements

Supplemental Schedules:

Schedule G, Part III - Schedule of Non-Exempt Transactions Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23 - Consent of Independent Auditors

99.1 - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to the requirements of the Securities Exchange Act of 1934, Elco Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

EMPLOYEES' RETIREMENT SAVINGS PLAN FOR THE PRECISION STAMPING DIVISION OF ELCO TEXTRON INC.

ELCO TEXTRON INC., Plan Administrator

s/James A. Mallak
James A. Mallak Executive Vice President and Chief Financial Officer

Date: June 27, 2003

Financial Statements and Supplemental Schedules

Employees' Retirement Savings Plan for the
Precision Stamping Division of Elco Textron Inc.

Years ended December 31, 2002 and 2001

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Financial Statements
and Supplemental Schedules

Years ended December 31, 2002 and 2001

Report of Independent Auditors

Administrative Committee
Employees' Retirement Savings Plan for the
    Precision Stamping Division of Elco Textron Inc.

We have audited the accompanying statements of assets available for benefits of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of non-exempt transactions for the year ended December 31, 2002, and schedule of assets (held at end of year) as of December 31, 2002, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Boston, Massachusetts
May 20, 2003

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Statements of Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$7,028,643	$7,843,561

Receivables:
Participant contributions	41,912	39,513
Employer's contributions	6,578	6,307
Total receivables	48,490	45,820
Assets available for benefits	$7,077,133	$7,889,381

See accompanying notes.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions
Interest and dividend income	$ 135,018	$ 229,539
Contributions:
Participants	539,944	526,221
Employer	83,021	83,892
	622,965	610,113
Total additions	757,983	839,652

Deductions
Benefits paid directly to participants	316,626	328,236
Administrative expenses	626	675
Net depreciation in fair value of investments	1,252,979	1,130,195
Total deductions	1,570,231	1,459,106

Net decrease	(812,248)	(619,454)

Assets available for benefits at beginning of year	7,889,381	8,508,835
Assets available for benefits at end of year	$7,077,133	$ 7,889,381

See accompanying notes.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following brief description of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. (the Plan) is provided for general information purposes only.

General

The Plan is a defined contribution plan formed to provide a retirement savings plan to employees of the Precision Stamping Division of Elco Textron Inc. (the Company). The Plan provides for participant tax-deferred savings under Section 401(k) of the Internal Revenue (IRC) and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). All employees of the Company are eligible to participate in the Plan after completing 90 days of service, as defined in the Plan.

Effective May 5, 2003, all hourly new hires will participate only in the Textron Savings Plan (TSP) after meeting the required eligibility of the TSP.

Vesting and Forfeitures

Participants are immediately vested in the value of their contributions and related allocation of trust income or loss. Effective January 1, 2002, participants become fully vested in the value of contributions made by the Company and related allocations of trust income or loss on a graduated vesting schedule with full vesting after five years, as defined. Any forfeitures are allocated to remaining Plan participants.

Contributions

Active participants may contribute up to 14% of their pretax compensation, as defined by the Plan, subject to dollar limitations $11,000 in 2002 and $10,500 in 2001. The Plan provides for an employer matching contribution of 25% of a participant's contribution, not to exceed 4% of the participant's compensation. The Plan also provides for discretionary Company contributions. The Company made no discretionary contributions in 2002 and 2001. Rollover contributions from other qualified plans are permitted.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

Investment Options

Participants are allowed to direct Company and employee contributions in 10% increments in any of six investment fund options. Participants may change their investment options quarterly.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. The shares of the mutual funds are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued based on quoted market value. Money market funds are reported at cost, which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are generally paid by the Company.

3. Investments

The Plan's investments are held by Putnam Fiduciary Trust Company (Putnam). The fair value of individual investments that exceed five percent of the Plan's assets at December 31 is as follows:

	2002	2001

Textron Inc.--common stock	$ 896,418	$ 781,933
The George Putnam Fund of Boston	1,418,646	1,612,570
Putnam Voyager Fund	1,519,820	2,058,566
One Group Equity Index Fund	1,876,125	2,264,196
One Group Prime Money Market Fund	944,947	873,833

During the years ended December 31, 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as follows:

	Year ended December 31
	2002	2001
Investments at fair value as determined by quoted market prices:
Mutual funds	$(1,283,558)	$(1,031,270)
Textron Inc.--common stock	30,579	(98,925)
	$(1,252,979)	$(1,130,195)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 6, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and that the related trust is tax exempt.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

EIN No. 05-0315468 Plan No. 012

Schedule G, Part III, Schedule of Non-exempt Transactions

Year ended December 31, 2002

Identity of Issue	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions, Including Maturity Date, Rate of Interest, Par or Maturity Value

Textron Inc.
	Employer/Plan Sponsor	Employee contributions totaling $50,996 for June 2002 were deposited on August 20, 2002.

The Plan Sponsor remitted earnings of $6,515 on October 21, 2002 on the late contributions and all participant accounts have been adjusted. In addition, the Plan Sponsor has also filed Form 5330 and remitted the appropriate excise tax to the U.S. Treasury.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

EIN No. 05-0315468 Plan No. 012

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

One Group Prime Money Market Fund*	944,947 shares	$ 944,947
One Group Equity Index Fund*	93,340 shares	1,876,125
One Group Bond Fund*	18,427 shares	204,911
Putnam Voyager Fund*	116,461 shares	1,519,820
The George Putnam Fund of Boston*	95,661 shares	1,418,646
Textron Inc.--common stock*	20,852 shares	896,418

Participant notes receivable*	6.5% to 10.5%	167,776
		$7,028,643

* Indicates a party in interest to the Plan.